UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42399

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 12/31/24
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Rockwell Financial Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
240 W. Old Country Road, Ste 3
(No. and Street)

Hicksville	NY	11801
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Halkitis	516 499-9453	mhalkitis@therockwellfinancialgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
WWC, P.C.

(Name – if individual, state last, first, and middle name)

2010 Poineer Court	San Mateo	CA	94403
(Address)	(City)	(State)	(Zip Code)
March 16,2004		1171	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Michael Halkitis, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Rockwell Financial Group, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

POLIZOIS PAUL KATSAROS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KA6230576
Qualified in Nassau County
My Commission Expires 11-01-2025

Notary Public

Signature: [signature]

Title:
President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ROCKWELL FINANCIAL GROUP, INC.

Financial Statements and Supplemental Schedules

December 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon and Supplemental Schedules)

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act

ROCKWELL FINANCIAL GROUP, INC.

December 31, 2024

Table of Contents

WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Rockwell Financial Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rockwell Financial Group, Inc. (the "Company") as of December 31, 2024, and the related statements of operation, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Rockwell Financial Group, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Rockwell Financial Group, Inc.'s management. Our responsibility is to express an opinion on Rockwell Financial Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Rockwell Financial Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I-Computation of Net Capital Under Rule 15c3-1, exemption on Schedule II-Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Exemption) and Schedule III-Information relating to Possession or Control Requirements Under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a- 5. In our opinion, the Schedule I-Computation of Net Capital Under Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Exemption) and Schedule-III Information relating to Possession or Control Requirements Under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

WWC, P.C.

WWC, P.C.
PCAOB ID. No. 1171
We have served as Rockwell Financial Group, Inc.'s auditor since 2021.

San Mateo, CA
March 27, 2025

1

2010 PIONEER COURT, SAN MATEO, CA 94403 TEL.: (650) 638-0808 FAX.: (650) 638-0878
E-MAIL: INFO@WWCCPA.COM WEBSITE: WWW.WWCCPA.COM

ROCKWELL FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

ASSETS

Cash	$	5.978
Clearing firm deposit		26,270
Commissions receivable		30,603
Prepaid expenses		11,628
TOTAL ASSETS	$	74,479

LIABILITIES AND STOCKHOLDERS EQUITY

Liabilities

Accounts payable and accrued expenses	$	30,691
Total liabilities	$	30,691

Stockholder's equity

Common stock (100 shares authorized, issued and outstanding, no par value)		100
Additional paid-in capital		139,845
Accumulated deficit		(96,157)
Total stockholders equity	$	43,788
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	74,479

See accompanying notes to the financial statements.

Note 1 - Nature of Organization

Rockwell Financial Group, Inc. (the "Company"), was incorporated on March 5, 1998, in the state of New Jersey for the sole purpose of operating as securities brokerage. The Company is a wholly owned subsidiary of Rockwell Capital Corp. ("Parent"), a New Jersey corporation.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The financial statements include all the accounts of the Company. The accompanying financial statements are presented on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Receivable

Commissions receivable are amounts owed to the Company by the clearing broker for commissions earned for trades introduced to the clearing broker. The balance is presented net of clearing expenses charged by the clearing broker. The Company has not accrued an allowance for bad debts in regard to receivable due from the clearing broker as management believes that the clearing broker has adequate capital to settle its account.

Prepaid Expenses

Prepaid expenses as of December 31, 2024, consist of licenses and fees of $11,628.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers ("Revenue Recognition Standard"), which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU defines the promised good or service as the performance obligation under the contract.

In accordance with the Revenue Recognition Standard, the Company has identified the specific performance obligation (promised services) associated with the contract with the customer and has determined when that specific performance obligation has been satisfied, which may be at a point in time or over time depending on how the performance obligation is defined. The contracts with customers also contain the transaction price, which consists of fixed consideration and/or consideration that may vary (variable consideration) and is defined as the amount of consideration an entity expects to be entitled to when or as the performance obligation is satisfied.

The Revenue Recognition Standard further clarified the guidance related to reporting revenue gross as principal versus net as an agent. The Company acts as an agent in the vast majority of its revenue generating transactions with its customers.

Commission fee income is recognized when the customer has agreed with the Company on the security to be transacted and the amount of commission to be charged, the service has been rendered, at which point there are no outstanding performance obligations due to the customer, and the Company is assured that its commission fee will be received. Brokerage commissions are derived from executing transactions for clients on exchanges and over-the-counter markets, sales of mutual funds, providing brokerage services and other such activities. Transactions in securities, including the related commission revenues and expenses, are recorded on a trade-date basis as securities transactions occur.

Leases
The Company determines if an arrangement is a lease at inception. Operating and leases are recognized as its own right-of-use ("ROU") asset category in the Company's property and equipment, and the corresponding lease obligations are recognized to current and non-current liabilities. Finance leases are also included as equipment in property and equipment and the corresponding lease obligations are also recognized in current and non-current liabilities in the Company's statement of financial condition.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company generally uses the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives.

Income Taxes

The Company will follow the generally accepted practice of providing for deferred income taxes resulting from timing differences in reporting income and expenses for financial purposes compared to the methods of reporting for income tax purposes.

The Company follows the provisions of the Accounting Standards Codification Topic ("ASC") 740 for Income taxes, which requires the use of the liability method of accounting for income taxes. The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the temporary differences between the tax bases of assets and liabilities and their reported amounts on the financial statements.

The temporary differences relate primarily to the methods of recognizing income for financial and income tax reporting. For income tax purposes, the Company has recognized contract income on the percentage of completion method. The resulting deferred tax assets or liabilities are adjusted to reflect changes in tax laws as they occur. A valuation allowance is provided when it is more likely than not that the deferred tax asset will not be realized.

The Company has not taken an unsubstantiated tax position that would require provision of a liability under Accounting Standards Codification ("ASC") 740-10, an Association must recognize the tax benefit associated with tax positions taken for that return purposes when it is more-likely-than –not that the position will be sustained. The Company does not believe there are any material uncertain tax positions and, accordingly, has not recognized any liability for unrecognized tax benefits.

Off-Balance Sheet Risk

The Company may from time to time enter into transactions that may have off-balance sheet risk. Off-balance sheet risk exists when the maximum potential loss is greater than the value reflected in the Company's financial statements.

The Company is subject to certain risks arising from its transactions with counterparties if the counterparty fails to perform its obligations under the contractual terms.

Related Party Transactions
The Company shares office facilities with Rockwell Capital Corp., its parent company. The company subleased two office spaces from its parent company, Rockwell Capital Corp, on a year-to-year basis, and incurs $950 and $2,530 respectively as monthly rent. The total rent during 2024 was $11,400 and $30,360 respectively.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("the Exchange") Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to1. The rule of the Exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, the firm must maintain 120% of its minimum net capital requirement in accordance with Securities and Exchange Rule 17a-11(b) (1). As of December 31, 2024, the Company had net capital of $32,160 which was $27,160 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.95 to 1.

Concentrations of Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company relies on its clearing broker to conduct its business. In the event that the clearing broker became insolvent the Company's business may be materially adversely impacted and commissions receivable or clearing deposit may become uncollectible. As of the date of this report, management does not believe the risk of their clearing broker becoming insolvent is probable.

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2024, for items that should potentially be recognized or disclosed in those financial statements. The evaluation was conducted through March 27, 2025, the date the financial statements were available to be issued.

Commitments and Contingencies

The Company has no commitments or guarantees that would affect financial statement liabilities. The Company has no commitments or guarantees that would result in reductions of net worth or affect its net capital computation or any component of aggregate indebtedness. Additionally, as of the audit opinion date, the Company is not aware of any claims or assertions against the firm.